Exhibit 99.8

STUDENT TRANSPORTATION TO HOLD FISCAL 2011 YEAR-END RESULTS

CONFERENCE CALL AND WEBCAST

BARRIE, ON (SEPTEMBER 15, 2011) Student Transportation Inc. (“STI”) (TSX: STB; NASDAQ: STB), North America’s third-largest provider of school bus transportation services, today announced it will hold a conference call and live audio webcast on Monday, September 26, 2011 at 11 a.m. (ET) to discuss its results for the fiscal year ended June 30, 2011.

A news release announcing STI’s results will be issued after the markets close on Thursday, September 22, 2011.

The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management’s presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed by dialing 1-877-561-2750. The live audio webcast will be available at www.rideSTA.com.

To access the phone and webcast replay for up to 30 days, call 1-855-859-2056 and enter the passcode 10592424 or visit www.rideSTA.com for the audio webcast.

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Profile

Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

INVESTOR CONTACTS:

Student Transportation Inc.

Patrick J. Walker

Executive Vice President and Chief Financial Officer

Keith P. Engelbert

Director of Investor Relations

(732) 280-4200

Email: invest@rideSTA.com

Website: www.rideSTA.com